April 4, 2019

DAVID KHANI
Chief Financial Officer
CONSOL Energy Inc.
CNX Center
1000 CONSOL Energy Drive, Suite 100
Canonsburg, PA 15317-6506

       Re: CONSOL Energy Inc.
           Form 10-K
           Filed February 8, 2019
           File No. 001-38147

Dear Mr. KHANI:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining